Exhibit 99.9

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Maverix Metals Inc.

We consent to the use of our report, dated March 15, 2022, with respect to the consolidated financial statements, included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-233589) on Form F-10/A of Maverix Metals Inc.

//s// KPMG LLP

Chartered Professional Accountants

March 16, 2022

Vancouver, Canada

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